The information in this preliminary pricing supplement is not complete and may be changed. This preliminary pricing supplement is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to completion dated March 31, 2022

April , 2022	Registration Statement Nos. 333-236659 and 333-236659-01; Rule 424(b)(2)

JPMorgan Chase Financial Company LLC
Structured Investments

Callable Range Accrual Notes Linked to the S&P 500® Index due April 30, 2027

Fully and Unconditionally Guaranteed by JPMorgan Chase & Co.

•	The notes are designed for investors who seek variable monthly Contingent Interest Payments determined by reference to the percentage of Trading Days during the relevant Interest Period on which the Accrual Provision is satisfied. The Accrual Provision will be satisfied on a Trading Day only if (a) the closing level of the Index on the Accrual Determination Date for that Trading Day is greater than or equal to 75.00% of the Initial Value, which we refer to as the Minimum Index Level, and (b) no market disruption event with respect to the Index has occurred or is continuing on the Accrual Determination Date for that Trading Day.
•	Whether the Accrual Provision is satisfied on some Trading Days (i.e., on any day within the specified Exclusion Period) during an Interest Period will be based on the closing level of the Index on prior days, as further described in this pricing supplement.
•	The notes may be redeemed early, in whole but not in part, at our option on any of the Interest Payment Dates (other than the first through fifth Interest Payment Dates and the final Interest Payment Date).
•	The earliest date on which the notes may be redeemed early is October 31, 2022.
•	Investors should be willing to accept the risk of losing some or all of their principal and the risk that no Contingent Interest Payment may be made with respect to some or all Interest Payment Dates.
•	Investors should also be willing to forgo fixed interest and dividend payments, in exchange for the opportunity to receive Contingent Interest Payments, if any.
•	The notes are unsecured and unsubordinated obligations of JPMorgan Chase Financial Company LLC, which we refer to as JPMorgan Financial, the payment on which is fully and unconditionally guaranteed by JPMorgan Chase & Co. Any payment on the notes is subject to the credit risk of JPMorgan Financial, as issuer of the notes, and the credit risk of JPMorgan Chase & Co., as guarantor of the notes.
•	Minimum denominations of $1,000 and integral multiples thereof
•	The notes are expected to price on or about April 26, 2022 and are expected to settle on or about April 29, 2022.
•	CUSIP: 48133FCR4

Investing in the notes involves a number of risks. See “Risk Factors” beginning on page S-2 of the accompanying prospectus supplement, “Risk Factors” beginning on page PS-12 of the accompanying product supplement, “Risk Factors” beginning on page US-3 of the accompanying underlying supplement and “Selected Risk Considerations” beginning on page PS-5 of this pricing supplement.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying product supplement, underlying supplement, prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Issuer
Per note	$1,000	$	$
Total	$	$	$

(1) See “Supplemental Use of Proceeds” in this pricing supplement for information about the components of the price to public of the notes.

(2) J.P. Morgan Securities LLC, which we refer to as JPMS, acting as agent for JPMorgan Financial, will pay all of the selling commissions it receives from us to other affiliated or unaffiliated dealers. In no event will these selling commissions exceed $41.25 per $1,000 principal amount note. See “Plan of Distribution (Conflicts of Interest)” in the accompanying product supplement.

If the notes priced today, the estimated value of the notes would be approximately $919.70 per $1,000 principal amount note. The estimated value of the notes, when the terms of the notes are set, will be provided in the pricing supplement and will not be less than $900.00 per $1,000 principal amount note. See “The Estimated Value of the Notes” in this pricing supplement for additional information.

The notes are not bank deposits, are not insured by the Federal Deposit Insurance Corporation or any other governmental agency and are not obligations of, or guaranteed by, a bank.

Pricing supplement to product supplement no. 4-II dated November 4, 2020, underlying supplement no. 1-II dated November 4, 2020 and the prospectus and prospectus supplement, each dated April 8, 2020

Key Terms

Issuer: JPMorgan Chase Financial Company LLC, an indirect wholly owned finance subsidiary of JPMorgan Chase & Co.

Guarantor: JPMorgan Chase & Co.

Index: The S&P 500® Index (Bloomberg ticker: SPX)

Contingent Interest Payments: Notwithstanding anything to the contrary in the accompanying product supplement, if the notes have not been previously redeemed early, you will receive on the applicable Interest Payment Date for each $1,000 principal amount note a Contingent Interest Payment equal to:

$1,000 × (n / Actual) × Contingent Interest Rate / 12

where “n” means the actual number of Trading Days during the immediately preceding Interest Period on which the Accrual Provision is satisfied; and

“Actual” means the actual number of Trading Days in the immediately preceding Interest Period.

Notwithstanding the foregoing, if there are no Trading Days during an Interest Period, you will receive no Contingent Interest Payment on the applicable Interest Payment Date.

The effective interest rate for any Contingent Interest Payment will not be higher than the Contingent Interest Rate and may be as low as 0%. The effective interest rate will depend on the number of Trading Days during the relevant Interest Period on which the Accrual Provision is satisfied. If the Accrual Provision is satisfied on none of the Trading Days during an Interest Period, no Contingent Interest Payment will be made on the corresponding Interest Payment Date.

Contingent Interest Rate: At least 5.25% per annum (corresponding to a rate of at least 0.4375% per month) (to be provided in the pricing supplement).

Accrual Provision: The Accrual Provision will be satisfied on a Trading Day only if (a) the closing level of the Index on the Accrual Determination Date for that Trading Day is greater than or equal to the Minimum Index Level and (b) no market disruption event with respect to the Index has occurred or is continuing on the Accrual Determination Date for that Trading Day.

The Accrual Provision will not be satisfied on a Trading Day if, on the Accrual Determination Date relating to that Trading Day, (a) the closing level of the Index is less than the Minimum Index Level or (b) a market disruption event with respect to the Index has occurred or is continuing.

Accrual Determination Date: The Accrual Determination Date for each Trading Day will be that Trading Day. Notwithstanding the foregoing, if a Trading Day falls within an Exclusion Period, the Accrual Determination Date for that Trading Day will be the Trading Day immediately preceding the commencement of that Exclusion Period.

Exclusion Period: The period beginning on and including the sixth Business Day prior to each Interest Payment Date to but excluding that Interest Payment Date

Minimum Index Level / Trigger Value: 75.00% of the Initial Value

Pricing Date: On or about April 26, 2022

Original Issue Date (Settlement Date): On or about April 29, 2022

Interest Payment Dates*: Monthly, as set forth under “Interest Payment Dates” below

Observation Date*: April 27, 2027

Maturity Date*: April 30, 2027

Early Redemption:

We, at our election, may redeem the notes early, in whole but not in part, on any of the Interest Payment Dates (other than the first through fifth Interest Payment Dates and the final Interest Payment Date), at a price, for each $1,000 principal amount note, equal to $1,000 plus any Contingent Interest Payment applicable to that Interest Payment Date. No further payments will be made on the notes. If we intend to redeem your notes early, we will deliver notice to The Depository Trust Company, or DTC, at least five Business Days before the applicable Interest Payment Date on which the notes are redeemed early.

Payment at Maturity:

If the notes have not been redeemed early and the Final Value is greater than or equal to the Trigger Value, you will receive a cash payment at maturity, for each $1,000 principal amount note, equal to (a) $1,000 plus (b) any Contingent Interest Payment applicable to the Maturity Date.

If the notes have not been redeemed early and the Final Value is less than the Trigger Value, your payment at maturity per $1,000 principal amount note, in addition to any Contingent Interest Payment applicable to the Maturity Date, will be calculated as follows:

$1,000 + ($1,000 × Index Return)

If the notes have not been redeemed early and the Final Value is less than the Trigger Value, you will lose more than 25.00% of your principal amount at maturity and could lose all of your principal amount at maturity.

Index Return:

(Final Value – Initial Value)
Initial Value

Initial Value: The closing level of the Index on the Pricing Date

Final Value: The closing level of the Index on the Observation Date

Interest Period: The period beginning on and including the Original Issue Date and ending on but excluding the first Interest Payment Date, and each successive period beginning on and including an Interest Payment Date and ending on but excluding the next succeeding Interest Payment Date

Trading Day: A day, as determined by the calculation agent, on which trading is generally conducted on (i) the relevant exchanges for securities underlying the Index and (ii) the exchanges on which futures or options contracts related to the Index are traded

Business Day: Any day other than a day on which banking institutions in the City of New York are authorized or required by law, regulation or executive order to close or a day on which transactions in U.S. dollars are not conducted

* Subject to postponement in the event of a market disruption event and as described under “General Terms of Notes — Postponement of a Determination Date — Notes Linked to a Single Underlying — Notes Linked to a Single Underlying (Other Than a Commodity Index)” and “General Terms of Notes — Postponement of a Payment Date” in the accompanying product supplement

PS-1 | Structured Investments Callable Range Accrual Notes Linked to the S&P 500® Index

Interest Payment Dates*

The Interest Payment Dates are as follows:

May 31, 2022

June 30, 2022

July 29, 2022

August 31, 2022

September 30, 2022

October 31, 2022

November 30, 2022

December 30, 2022

January 31, 2023

February 28, 2023

March 31, 2023

April 28, 2023

May 31, 2023

June 30, 2023

July 31, 2023

August 31, 2023

September 29, 2023

October 31, 2023

November 30, 2023

December 29, 2023

January 31, 2024

February 29, 2024

March 28, 2024

April 30, 2024

May 31, 2024

June 28, 2024

July 31, 2024

August 30, 2024

September 30, 2024

October 31, 2024

November 29, 2024

December 31, 2024

January 31, 2025

February 28, 2025

March 31, 2025

April 30, 2025

May 30, 2025

June 30, 2025

July 31, 2025

August 29, 2025

September 30, 2025

October 31, 2025

November 28, 2025

December 31, 2025

January 30, 2026

February 27, 2026

March 31, 2026

April 30, 2026

May 29, 2026

June 30, 2026

July 31, 2026

August 31, 2026

September 30, 2026

October 30, 2026

November 30, 2026

December 31, 2026

January 29, 2027

February 26, 2027

March 31, 2027

April 30, 2027 (the Maturity Date)

* Subject to postponement as described under “General Terms of Notes — Postponement of a Payment Date” in the accompanying product supplement

Supplemental Terms of the Notes

For purposes of the notes offered by this pricing supplement:

(a)       for purposes of determining “n” as set forth under “Key Terms — Contingent Interest Payments” in this pricing supplement, the Accrual Determination Date for each Trading Day will not be a Determination Date (as defined in the accompanying product supplement) and will not be subject to postponement as described under “General Terms of Notes — Postponement of a Determination Date — Notes Linked to a Single Underlying — Notes Linked to a Single Underlying (Other Than a Commodity Index)” in the accompanying product supplement;

(b)       notwithstanding anything to the contrary in the accompanying product supplement, the amount of each Contingent Interest Payment will be calculated as set forth under “Key Terms — Contingent Interest Payments” in this pricing supplement and not according to the formula set forth under “Description of Notes — Payments on the Notes — Interest Payments” in the accompanying product supplement; and

(c)       notwithstanding anything to the contrary in the accompanying product supplement, in case an event of default with respect to the notes shall have occurred and be continuing, any amount payable as described under the second paragraph of “General Terms of Notes — Payment upon an Event of Default” will include any final Contingent Interest Payment calculated as set forth under “Key Terms — Contingent Interest Payments” in this pricing supplement as if the date of acceleration were (a) the Observation Date and (b) the Final Disrupted Determination Date (as defined in the accompanying product supplement) for the Observation Date (if the date of acceleration is a Disrupted Day (as defined in the accompanying product supplement)).

PS-2 | Structured Investments Callable Range Accrual Notes Linked to the S&P 500® Index

How the Notes Work

Contingent Interest Payments

Interest Payment Dates

For each Trading Day during the immediately preceding Intrest Period, compare the closing level of the Index on the Accrual Determination Date for that Trading Day to the Minimum Index Level and determine whether a market disruption event with respect to the Index has occurred or is continuing on the Accrual Determination Date for that Trading Day.

You will receive a Contingent Interest Payment on the applicable Interest Payment Date calculated as follows:

$1,000 × (n / Actual) × Contingent Interest Rate / 12, *where*:

Proceed to the next Interest Payment Date.

Proceed to the next Interest Payment Date.

See “Hypothetical Examples of Contingent Interest Payment Calculations” for more information about how the amount of the Contingent Interest Payment for an Interest Payment Date is calculated.

Payment in Connection with an Interest Payment Date Preceding the Maturity Date

PS-3 | Structured Investments Callable Range Accrual Notes Linked to the S&P 500® Index

Payment at Maturity if the Notes have Not Been Redeemed Early

Hypothetical Examples of Contingent Interest Payment Calculations

The following examples show how to calculate the Contingent Interest Payment for a hypothetical Interest Payment Date. The examples assume that there are 21 Trading Days in the applicable Interest Period and that no market disruption event with respect to the Index has occurred or is continuing on any Accrual Determination Date and a Contingent Interest Rate of 5.25% per annum. The actual Contingent Interest Rate will be provided in the pricing supplement and will not be less than 5.25% per annum. The hypothetical closing levels and Contingent Interest Payments set forth below are for illustrative purposes only and may not correspond to the actual closing levels and Contingent Interest Payment in connection with any Interest Payment Date applicable to a purchaser of the notes. The numbers appearing in the following examples have been rounded for ease of analysis.

Example 1: The closing level of the Index is greater than or equal to the Minimum Index Level on the Accrual Determination Dates for 14 of the Trading Days during the applicable Interest Period. In this case, the Contingent Interest Payment for the applicable Interest Payment Date is calculated as follows:

$1,000 × (14 / 21) × 5.25% / 12 = $2.9167

Example 2: The closing level of the Index is greater than or equal to the Minimum Index Level on the Accrual Determination Dates for 7 of the Trading Days during the applicable Interest Period. In this case, the Contingent Interest Payment for the applicable Interest Payment Date is calculated as follows:

$1,000 × (7 / 21) × 5.25% / 12 = $1.4583

Example 3: The closing level of the Index is less than the Minimum Index Level on each Accrual Determination Date for the Trading Days during the applicable Interest Period. In this case, no Contingent Interest Payment will be payable for the applicable Interest Payment Date.

PS-4 | Structured Investments Callable Range Accrual Notes Linked to the S&P 500® Index

Hypothetical Examples of Payout at Maturity

The following examples illustrate the hypothetical payment at maturity on the notes linked to a hypothetical Index, assuming a range of performances for the hypothetical Index on the final Determination Date. Each hypothetical payment set forth below does not reflect any Contingent Interest Payments that might be payable. See “Hypothetical Examples of Contingent Interest Payments Calculations” for more information on how the amount of the Contingent Interest Payment for an Accrual Determination Period is calculated.

In addition, the hypothetical payments set forth below assume the following:

•	the notes have not been redeemed early;
•	an Initial Value of 100.00; and
•	a Trigger Value of 75.00 (equal to 75.00% of the hypothetical Initial Value).

The hypothetical Initial Value of 100.00 has been chosen for illustrative purposes only and may not represent a likely actual Initial Value. The actual Initial Value will be the closing level of the Index on the Pricing Date and will be provided in the pricing supplement. For historical data regarding the actual closing levels of the Index, please see the historical information set forth under “The Index” in this pricing supplement.

Each hypothetical payment at maturity set forth below is for illustrative purposes only and may not be the actual payment applicable to a purchaser of the notes. The numbers appearing in the following examples have been rounded for ease of analysis.

Example 1 — Notes have NOT been redeemed early and the Final Value is greater than or equal to the Trigger Value.

Date	Closing Level	Payment (per $1,000 principal amount note)
Final Determination	80.00	$1,000.00 + any Contingent Interest Payment

Because the notes have not been redeemed early and the Final Value is greater than or equal to the Trigger Value, the payment at maturity, for each $1,000 principal amount note, will be $1,000 plus any Contingent Interest Payment applicable to the Maturity Date. The total amount paid on the notes will depend on the amount of Contingent Interest Payments received with respect to each Interest Payment Date.

Example 2 — Notes have NOT been redeemed early and the Final Value is less than the Trigger Value.

Date	Closing Level	Payment (per $1,000 principal amount note)
Final Determination	50.00	$500.00

Because the notes have not been redeemed early, the Final Value is less than the Trigger Value and the Index Return is -50.00%, the payment at maturity, in addition to any Contingent Interest Payment applicable to the Maturity Date, will be $500.00 per $1,000 principal amount note, calculated as follows:

$1,000 + [$1,000 × (-50.00%)] = $500.00

The total amount paid on the notes will depend on the amount of Contingent Interest Payment received with respect to each Interest Payment Date.

The hypothetical payments on the notes shown above apply only if you hold the notes for their entire term. These hypotheticals do not reflect the fees or expenses that would be associated with any sale in the secondary market. If these fees and expenses were included, the hypothetical payments shown above would likely be lower.

Selected Risk Considerations

An investment in the notes involves significant risks. These risks are explained in more detail in the “Risk Factors” sections of the accompanying prospectus supplement, product supplement and underlying supplement.

Risks Relating to the Notes Generally

•	YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS —

The notes do not guarantee any return of principal. If the notes have not been redeemed early and the Final Value is less than the Trigger Value, you will lose 1% of the principal amount of your notes for every 1% that the Final Value is less than the Initial Value. Accordingly, under these circumstances, you will lose more than 25.00% of your principal amount at maturity and could lose all of your principal amount at maturity.

PS-5 | Structured Investments Callable Range Accrual Notes Linked to the S&P 500® Index

•	THE NOTES DO NOT GUARANTEE THE PAYMENT OF INTEREST AND MAY NOT PAY ANY INTEREST AT ALL —

The amount of interest, if any, you will receive with respect to each Interest Payment Date will depend on the number of Trading Days during the relevant Interest Period on which the Accrual Provision is satisfied. The Accrual Provision will be satisfied on a Trading Day only if (a) the closing level of the Index on the Accrual Determination Date for that Trading Day is greater than or equal to the Minimum Index Level and (b) no market disruption event with respect to the Index has occurred or is continuing on the Accrual Determination Date for that Trading Day. Although the Contingent Interest Rate is a fixed rate, the effective interest rate applicable to each Interest Period is not fixed.

The Accrual Provision will not be satisfied on a Trading Day if, on the Accrual Determination Date relating to that Trading Day, (a) the closing level of the Index is less than the Minimum Index Level or (b) a market disruption event with respect to the Index has occurred or is continuing. If the Accrual Provision is satisfied on none of the Trading Days during an Interest Period, no Contingent Interest Payment will be made on the corresponding Interest Payment Date. Accordingly, if the Accrual Provision is satisfied on none of the Trading Days during any Interest Period, you will not receive any Contingent Interest Payments over the term of the notes.

If you do not earn sufficient Contingent Interest Payments over the term of the notes, the overall return on the notes may be less than the amount that would be paid on a conventional debt security issued by us with a comparable maturity. Although the amount of any Contingent Interest Payment is determined, in part, by reference to the performance of the Index, the notes do not actually pay interest that tracks the return of the Index. You should consider, among other things, the overall effective annual percentage rate of interest to maturity as compared to other equivalent investment alternatives.

•	THE AMOUNT OF ANY CONTINGENT INTEREST PAYMENT IS BASED ON THE CLOSING LEVEL OF THE INDEX, WHICH MAY RESULT IN AN EFFECTIVE INTEREST RATE OF ZERO —

Although the Contingent Interest Rate is a fixed rate, for the Accrual Determination Date for every Trading Day during any Interest Period on which the closing level of the Index is less than the Minimum Index Level or on which a market disruption event with respect to the Index has occurred or is continuing, the amount of the Contingent Interest Payment for the relevant Interest Payment Date will be reduced. The amount of interest that accrues on the notes in any Interest Period may decrease even if the Index appreciates. If the Accrual Provision is satisfied on none of the Trading Days during an Interest Period, the effective interest rate for that Interest Period would be zero. In that event, you will not be compensated for any loss in value due to inflation and other factors relating to the value of money over time during that period.

•	CREDIT RISKS OF JPMORGAN FINANCIAL AND JPMORGAN CHASE & CO. —

Investors are dependent on our and JPMorgan Chase & Co.’s ability to pay all amounts due on the notes. Any actual or potential change in our or JPMorgan Chase & Co.’s creditworthiness or credit spreads, as determined by the market for taking that credit risk, is likely to adversely affect the value of the notes. If we and JPMorgan Chase & Co. were to default on our payment obligations, you may not receive any amounts owed to you under the notes and you could lose your entire investment.

•	AS A FINANCE SUBSIDIARY, JPMORGAN FINANCIAL HAS NO INDEPENDENT OPERATIONS AND HAS LIMITED ASSETS —

As a finance subsidiary of JPMorgan Chase & Co., we have no independent operations beyond the issuance and administration of our securities. Aside from the initial capital contribution from JPMorgan Chase & Co., substantially all of our assets relate to obligations of our affiliates to make payments under loans made by us or other intercompany agreements. As a result, we are dependent upon payments from our affiliates to meet our obligations under the notes. If these affiliates do not make payments to us and we fail to make payments on the notes, you may have to seek payment under the related guarantee by JPMorgan Chase & Co., and that guarantee will rank pari passu with all other unsecured and unsubordinated obligations of JPMorgan Chase & Co.

•	THE APPRECIATION POTENTIAL OF THE NOTES IS LIMITED TO THE SUM OF ANY CONTINGENT INTEREST PAYMENTS THAT MAY BE PAID OVER THE TERM OF THE NOTES,

regardless of any appreciation of the Index, which may be significant. You will not participate in any appreciation of the Index.

•	WHETHER THE ACCRUAL PROVISION IS SATISFIED ON SOME TRADING DAYS DURING AN INTEREST PERIOD WILL BE BASED ON THE CLOSING LEVEL OF THE INDEX ON PRIOR DAYS —

The amount of interest, if any, you will receive with respect to each Interest Payment Date will depend on the number of Trading Days during the relevant Interest Period on which the Accrual Provision is satisfied.  The Accrual Provision will be satisfied on a

PS-6 | Structured Investments Callable Range Accrual Notes Linked to the S&P 500® Index

Trading Day only if (a) the closing level of the Index on the Accrual Determination Date for that Trading Day is greater than or equal to the Minimum Index Level and (b) no market disruption event with respect to the Index has occurred or is continuing on the Accrual Determination Date for that Trading Day.  However, if a Trading Day falls within an Exclusion Period, the Accrual Determination Date for that Trading Day will be the Trading Day immediately preceding the commencement of that Exclusion Period.  Accordingly, for any of these Trading Days, if the closing level of the Index on the relevant prior Trading Day is less than the Minimum Index Level, the Accrual Provision will also not be satisfied for that Trading Day.  This may result in the Accrual Provision not being satisfied on more Trading Days during an Interest Period than if the relevant Trading Days were disregarded for purposes of determining the number of Trading Days during that Interest Period on which the Accrual Provision is satisfied, which will adversely affect the return on the notes.  In addition, this may result in the Accrual Provision not being satisfied on more Trading Days during the Exclusion Period than if the actual closing levels of the Index during the Exclusion Period were used, which will adversely affect the return on the notes.

•	THE EFFECT ON A CONTINGENT INTEREST PAYMENT OF WHETHER THE ACCRUAL PROVISION IS SATISFIED ON A GIVEN SINGLE TRADING DAY WILL VARY FROM INTEREST PERIOD TO INTEREST PERIOD —

The amount of interest, if any, you will receive with respect to each Interest Payment Date will depend on the number of Trading Days during the relevant Interest Period on which the Accrual Provision is satisfied.  Accordingly, the effect of the Accrual Provision being satisfied or not being satisfied on a given Trading Day will vary depending on how many Trading Days the relevant Interest Period comprises.  The Contingent Interest Payment for an Interest Period comprising fewer Trading Days will be affected to a greater extent by whether the Accrual Provision is satisfied on a given single Trading Day than will be the Contingent Interest Payment for an Interest Period comprising more Trading Days.

•	THE BENEFIT PROVIDED BY THE TRIGGER VALUE MAY TERMINATE ON THE OBSERVATION DATE —

If the Final Value is less than the Trigger Value and the notes have not been redeemed early, the benefit provided by the Trigger Value will terminate and you will be fully exposed to any depreciation of the Index.

•	THE OPTIONAL EARLY REDEMPTION FEATURE MAY FORCE A POTENTIAL EARLY EXIT —

If we elect to redeem your notes early, the term of the notes may be reduced to as short as approximately six months and you will not receive any Contingent Interest Payments after the applicable Interest Payment Date. There is no guarantee that you would be able to reinvest the proceeds from an investment in the notes at a comparable return and/or with a comparable interest rate for a similar level of risk. Even in cases where we elect to redeem your notes before maturity, you are not entitled to any fees and commissions described on the front cover of this pricing supplement.

•	YOU WILL NOT RECEIVE DIVIDENDS ON THE SECURITIES INCLUDED IN THE INDEX OR HAVE ANY RIGHTS WITH RESPECT TO THOSE SECURITIES.
•	THE RISK OF THE CLOSING LEVEL OF THE INDEX FALLING BELOW THE MINIMUM INDEX LEVEL OR TRIGGER VALUE IS GREATER IF THE LEVEL OF THE INDEX IS VOLATILE.
•	LACK OF LIQUIDITY —

The notes will not be listed on any securities exchange. Accordingly, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes. You may not be able to sell your notes. The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.

•	THE FINAL TERMS AND VALUATION OF THE NOTES WILL BE PROVIDED IN THE PRICING SUPPLEMENT —

You should consider your potential investment in the notes based on the minimums for the estimated value of the notes and the Contingent Interest Rate.

PS-7 | Structured Investments Callable Range Accrual Notes Linked to the S&P 500® Index

Risks Relating to Conflicts of Interest

•	POTENTIAL CONFLICTS —

We and our affiliates play a variety of roles in connection with the notes. In performing these duties, our and JPMorgan Chase & Co.’s economic interests are potentially adverse to your interests as an investor in the notes. It is possible that hedging or trading activities of ours or our affiliates in connection with the notes could result in substantial returns for us or our affiliates while the value of the notes declines. Please refer to “Risk Factors — Risks Relating to Conflicts of Interest” in the accompanying product supplement.

Risks Relating to the Estimated Value and Secondary Market Prices of the Notes

•	THE ESTIMATED VALUE OF THE NOTES WILL BE LOWER THAN THE ORIGINAL ISSUE PRICE (PRICE TO PUBLIC) OF THE NOTES —

The estimated value of the notes is only an estimate determined by reference to several factors. The original issue price of the notes will exceed the estimated value of the notes because costs associated with selling, structuring and hedging the notes are included in the original issue price of the notes. These costs include the selling commissions, the projected profits, if any, that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes and the estimated cost of hedging our obligations under the notes. See “The Estimated Value of the Notes” in this pricing supplement.

•	THE ESTIMATED VALUE OF THE NOTES DOES NOT REPRESENT FUTURE VALUES OF THE NOTES AND MAY DIFFER FROM OTHERS’ ESTIMATES —

See “The Estimated Value of the Notes” in this pricing supplement.

•	THE ESTIMATED VALUE OF THE NOTES IS DERIVED BY REFERENCE TO AN INTERNAL FUNDING RATE —

The internal funding rate used in the determination of the estimated value of the notes may differ from the market-implied funding rate for vanilla fixed income instruments of a similar maturity issued by JPMorgan Chase & Co. or its affiliates. Any difference may be based on, among other things, our and our affiliates’ view of the funding value of the notes as well as the higher issuance, operational and ongoing liability management costs of the notes in comparison to those costs for the conventional fixed income instruments of JPMorgan Chase & Co. This internal funding rate is based on certain market inputs and assumptions, which may prove to be incorrect, and is intended to approximate the prevailing market replacement funding rate for the notes. The use of an internal funding rate and any potential changes to that rate may have an adverse effect on the terms of the notes and any secondary market prices of the notes. See “The Estimated Value of the Notes” in this pricing supplement.

•	THE VALUE OF THE NOTES AS PUBLISHED BY JPMS (AND WHICH MAY BE REFLECTED ON CUSTOMER ACCOUNT STATEMENTS) MAY BE HIGHER THAN THE THEN-CURRENT ESTIMATED VALUE OF THE NOTES FOR A LIMITED TIME PERIOD —

We generally expect that some of the costs included in the original issue price of the notes will be partially paid back to you in connection with any repurchases of your notes by JPMS in an amount that will decline to zero over an initial predetermined period. See “Secondary Market Prices of the Notes” in this pricing supplement for additional information relating to this initial period. Accordingly, the estimated value of your notes during this initial period may be lower than the value of the notes as published by JPMS (and which may be shown on your customer account statements).

•	SECONDARY MARKET PRICES OF THE NOTES WILL LIKELY BE LOWER THAN THE ORIGINAL ISSUE PRICE OF THE NOTES —

Any secondary market prices of the notes will likely be lower than the original issue price of the notes because, among other things, secondary market prices take into account our internal secondary market funding rates for structured debt issuances and, also, because secondary market prices may exclude selling commissions, projected hedging profits, if any, and estimated hedging costs that are included in the original issue price of the notes. As a result, the price, if any, at which JPMS will be willing to buy the notes from you in secondary market transactions, if at all, is likely to be lower than the original issue price. Any sale by you prior to the Maturity Date could result in a substantial loss to you.

•	SECONDARY MARKET PRICES OF THE NOTES WILL BE IMPACTED BY MANY ECONOMIC AND MARKET FACTORS —

The secondary market price of the notes during their term will be impacted by a number of economic and market factors, which may either offset or magnify each other, aside from the selling commissions, projected hedging profits, if any, estimated hedging costs and the level of the Index. Additionally, independent pricing vendors and/or third party broker-dealers may publish a price for

PS-8 | Structured Investments Callable Range Accrual Notes Linked to the S&P 500® Index

the notes, which may also be reflected on customer account statements. This price may be different (higher or lower) than the price of the notes, if any, at which JPMS may be willing to purchase your notes in the secondary market. See “Risk Factors — Risks Relating to the Estimated Value and Secondary Market Prices of the Notes — Secondary market prices of the notes will be impacted by many economic and market factors” in the accompanying product supplement.

Risks Relating to the Index

•	JPMORGAN CHASE & CO. IS CURRENTLY ONE OF THE COMPANIES THAT MAKE UP THE INDEX,

but JPMorgan Chase & Co. will not have any obligation to consider your interests in taking any corporate action that might affect the level of the Index.

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The Index

The Index consists of stocks of 500 companies selected to provide a performance benchmark for the U.S. equity markets. For additional information about the Index, see “Equity Index Descriptions — The S&P U.S. Indices” in the accompanying underlying supplement.

Historical Information

The following graph sets forth the historical performance of the Index based on the weekly historical closing levels of the Index from January 6, 2017 through March 25, 2022. The closing level of the Index on March 30, 2022 was 4,602.45. We obtained the closing levels above and below from the Bloomberg Professional® service (“Bloomberg”), without independent verification.

The historical closing levels of the Index should not be taken as an indication of future performance, and no assurance can be given as to the closing level of the Index on the Pricing Date, any Accrual Determination Date or the Observation Date. There can be no assurance that the performance of the Index will result in the return of any of your principal amount or the payment of any interest.

Tax Treatment

You should review carefully the section entitled “Material U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 4-II. In determining our reporting responsibilities we intend to treat (i) the notes for U.S. federal income tax purposes as prepaid forward contracts with associated contingent coupons and (ii) any Contingent Interest Payments as ordinary income, as described in the section entitled “Material U.S. Federal Income Tax Consequences — Tax Consequences to U.S. Holders — Notes Treated as Prepaid Forward Contracts with Associated Contingent Coupons” in the accompanying product supplement. Based on the advice of Davis Polk & Wardwell LLP, our special tax counsel, we believe that this is a reasonable treatment, but that there are other reasonable treatments that the IRS or a court may adopt, in which case the timing and character of any income or loss on the notes could be materially affected. Assuming this treatment is respected, subject to the following sentence, the gain or loss on your notes should be treated as short-term capital gain or loss unless you hold your notes for more than a year, in which case the gain or loss should be long-term capital gain or loss, whether or not you are an initial purchaser of notes at the issue price. However, if you sell your notes between Interest Payment Dates, it is likely that you will be treated as having ordinary income equal to the amount of the Interest Payment that has accrued as of the date of the sale. You should consult your tax adviser regarding this issue.

In addition, in 2007 Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments. The notice focuses in particular on whether to require investors in these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments and the relevance of factors such as the nature of the underlying property to which the instruments are linked. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially affect the tax consequences of an investment in the notes, possibly with retroactive effect. The discussions above and in the accompanying product supplement do not address the consequences to taxpayers subject to special tax accounting rules under Section 451(b) of the Code. You should consult

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your tax adviser regarding the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by the notice described above.

Non-U.S. Holders — Tax Considerations. The U.S. federal income tax treatment of Contingent Interest Payments is uncertain, and although we believe it is reasonable to take a position that Contingent Interest Payments are not subject to U.S. withholding tax (at least if an applicable Form W-8 is provided), a withholding agent may nonetheless withhold on these payments (generally at a rate of 30%, subject to the possible reduction of that rate under an applicable income tax treaty), unless income from your notes is effectively connected with your conduct of a trade or business in the United States (and, if an applicable treaty so requires, attributable to a permanent establishment in the United States). If you are not a United States person, you are urged to consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the notes in light of your particular circumstances.

Section 871(m) of the Code and Treasury regulations promulgated thereunder (“Section 871(m)”) generally impose a 30% withholding tax (unless an income tax treaty applies) on dividend equivalents paid or deemed paid to Non-U.S. Holders with respect to certain financial instruments linked to U.S. equities or indices that include U.S. equities. Section 871(m) provides certain exceptions to this withholding regime, including for instruments linked to certain broad-based indices that meet requirements set forth in the applicable Treasury regulations. Additionally, a recent IRS notice excludes from the scope of Section 871(m) instruments issued prior to January 1, 2023 that do not have a delta of one with respect to underlying securities that could pay U.S.-source dividends for U.S. federal income tax purposes (each an “Underlying Security”). Based on certain determinations made by us, we expect that Section 871(m) will not apply to the notes with regard to Non-U.S. Holders. Our determination is not binding on the IRS, and the IRS may disagree with this determination. Section 871(m) is complex and its application may depend on your particular circumstances, including whether you enter into other transactions with respect to an Underlying Security. If necessary, further information regarding the potential application of Section 871(m) will be provided in the pricing supplement for the notes. You should consult your tax adviser regarding the potential application of Section 871(m) to the notes.

In the event of any withholding on the notes, we will not be required to pay any additional amounts with respect to amounts so withheld.

The Estimated Value of the Notes

The estimated value of the notes set forth on the cover of this pricing supplement is equal to the sum of the values of the following hypothetical components: (1) a fixed-income debt component with the same maturity as the notes, valued using the internal funding rate described below, and (2) the derivative or derivatives underlying the economic terms of the notes. The estimated value of the notes does not represent a minimum price at which JPMS would be willing to buy your notes in any secondary market (if any exists) at any time. The internal funding rate used in the determination of the estimated value of the notes may differ from the market-implied funding rate for vanilla fixed income instruments of a similar maturity issued by JPMorgan Chase & Co. or its affiliates. Any difference may be based on, among other things, our and our affiliates’ view of the funding value of the notes as well as the higher issuance, operational and ongoing liability management costs of the notes in comparison to those costs for the conventional fixed income instruments of JPMorgan Chase & Co. This internal funding rate is based on certain market inputs and assumptions, which may prove to be incorrect, and is intended to approximate the prevailing market replacement funding rate for the notes. The use of an internal funding rate and any potential changes to that rate may have an adverse effect on the terms of the notes and any secondary market prices of the notes. For additional information, see “Selected Risk Considerations — Risks Relating to the Estimated Value and Secondary Market Prices of the Notes — The Estimated Value of the Notes Is Derived by Reference to an Internal Funding Rate” in this pricing supplement.

The value of the derivative or derivatives underlying the economic terms of the notes is derived from internal pricing models of our affiliates. These models are dependent on inputs such as the traded market prices of comparable derivative instruments and on various other inputs, some of which are market-observable, and which can include volatility, dividend rates, interest rates and other factors, as well as assumptions about future market events and/or environments. Accordingly, the estimated value of the notes is determined when the terms of the notes are set based on market conditions and other relevant factors and assumptions existing at that time.

The estimated value of the notes does not represent future values of the notes and may differ from others’ estimates. Different pricing models and assumptions could provide valuations for the notes that are greater than or less than the estimated value of the notes. In addition, market conditions and other relevant factors in the future may change, and any assumptions may prove to be incorrect. On future dates, the value of the notes could change significantly based on, among other things, changes in market conditions, our or JPMorgan Chase & Co.’s creditworthiness, interest rate movements and other relevant factors, which may impact the price, if any, at which JPMS would be willing to buy notes from you in secondary market transactions.

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The estimated value of the notes will be lower than the original issue price of the notes because costs associated with selling, structuring and hedging the notes are included in the original issue price of the notes. These costs include the selling commissions paid to JPMS and other affiliated or unaffiliated dealers, the projected profits, if any, that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes and the estimated cost of hedging our obligations under the notes. Because hedging our obligations entails risk and may be influenced by market forces beyond our control, this hedging may result in a profit that is more or less than expected, or it may result in a loss. A portion of the profits, if any, realized in hedging our obligations under the notes may be allowed to other affiliated or unaffiliated dealers, and we or one or more of our affiliates will retain any remaining hedging profits. See “Selected Risk Considerations — Risks Relating to the Estimated Value and Secondary Market Prices of the Notes — The Estimated Value of the Notes Will Be Lower Than the Original Issue Price (Price to Public) of the Notes” in this pricing supplement.

Secondary Market Prices of the Notes

For information about factors that will impact any secondary market prices of the notes, see “Risk Factors — Risks Relating to the Estimated Value and Secondary Market Prices of the Notes — Secondary market prices of the notes will be impacted by many economic and market factors” in the accompanying product supplement. In addition, we generally expect that some of the costs included in the original issue price of the notes will be partially paid back to you in connection with any repurchases of your notes by JPMS in an amount that will decline to zero over an initial predetermined period. These costs can include selling commissions, projected hedging profits, if any, and, in some circumstances, estimated hedging costs and our internal secondary market funding rates for structured debt issuances. This initial predetermined time period is intended to be the shorter of six months and one-half of the stated term of the notes. The length of any such initial period reflects the structure of the notes, whether our affiliates expect to earn a profit in connection with our hedging activities, the estimated costs of hedging the notes and when these costs are incurred, as determined by our affiliates. See “Selected Risk Considerations — Risks Relating to the Estimated Value and Secondary Market Prices of the Notes — The Value of the Notes as Published by JPMS (and Which May Be Reflected on Customer Account Statements) May Be Higher Than the Then-Current Estimated Value of the Notes for a Limited Time Period” in this pricing supplement.

Supplemental Use of Proceeds

The notes are offered to meet investor demand for products that reflect the risk-return profile and market exposure provided by the notes. See “How the Notes Work,” “Hypothetical Examples of Contingent Interest Payment Calculations” and “Hypothetical Examples of Payout at Maturity” in this pricing supplement for an illustration of the risk-return profile of the notes and “The Index” in this pricing supplement for a description of the market exposure provided by the notes.

The original issue price of the notes is equal to the estimated value of the notes plus the selling commissions paid to JPMS and other affiliated or unaffiliated dealers, plus (minus) the projected profits (losses) that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes, plus the estimated cost of hedging our obligations under the notes.

Supplemental Plan of Distribution

We expect that delivery of the notes will be made against payment for the notes on or about the Original Issue Date set forth on the front cover of this pricing supplement, which will be the third business day following the Pricing Date of the notes (this settlement cycle being referred to as “T+3”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on any date prior to two business days before delivery will be required to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisors.

Additional Terms Specific to the Notes

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes, in which case we may reject your offer to purchase.

You should read this pricing supplement together with the accompanying prospectus, as supplemented by the accompanying prospectus supplement relating to our Series A medium-term notes of which these notes are a part, and the more detailed information contained in the accompanying product supplement and the accompanying underlying supplement. This pricing supplement, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in the “Risk Factors” sections of the accompanying prospectus supplement, the accompanying

PS-12 | Structured Investments Callable Range Accrual Notes Linked to the S&P 500® Index

product supplement and the accompanying underlying supplement, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Product supplement no. 4-II dated November 4, 2020: http://www.sec.gov/Archives/edgar/data/19617/000095010320021467/crt_dp139322-424b2.pdf
•	Underlying supplement no. 1-II dated November 4, 2020: http://www.sec.gov/Archives/edgar/data/19617/000095010320021471/crt_dp139381-424b2.pdf
•	Prospectus supplement and prospectus, each dated April 8, 2020: http://www.sec.gov/Archives/edgar/data/19617/000095010320007214/crt_dp124361-424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 1665650, and JPMorgan Chase & Co.’s CIK is 19617. As used in this pricing supplement, “we,” “us” and “our” refer to JPMorgan Financial.

PS-13 | Structured Investments Callable Range Accrual Notes Linked to the S&P 500® Index